

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 26, 2011

<u>**Via U.S. Mail and Facsimile: (650) 233-4545**</u>
Julien Signes
President and Chief Executive Officer
Envivio, Inc.
400 Oyster Point Boulevard, Suite 325
South San Francisco, CA 94080

> **Re: Envivio, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 17, 2011**
> **File No. 333-173529**

Dear Mr. Signes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Inside Cover Page</u>

1. Please note that the artwork provided exceeded the margins of the inside front cover page. Please provide a copy of the complete artwork in your next amendment. In addition, to the extent applicable, please add a disclaimer to your artwork clarifying that you neither produce nor sale the hardware included in your artwork.

<u>Prospectus Summary, page 1</u>

2. We note your response to comment six of our letter dated May 11, 2011. Please tell us your industry ranks for the markets in which you compete for 2009 based on Frost & Sullivan's industry rankings.

The Offering…, page 4

3. We note your response to comment four of our letter dated May 11, 2011. Please clarify here, and on page 34 and 36, that the shares issued pursuant to these stock purchase rights and common stock purchase agreements have been issued to employees and executives in France only.

Risk Factors, page 8

We rely on a single third party to manufacture our products…, page 12

4. We note your response to comment 10 of our letter dated May 11, 2011. Please file a copy of your master agreement with FutureQuest Incorporated as a material agreement pursuant to Item 601(b)(1) of Regulation S-K.

Executive Compensation, page 79

Cash Incentive Compensation, page 83 and Grants of Plan-Based Awards, page 85

5. We note your response to comment 25 of our letter dated May 11, 2011. We also note that there was no minimum bonus that could be earned but there was a maximum bonus that could be paid. Please reconcile this statement with the omission of a maximum payout figure in your Grants of Plan-Based Awards table on page 85.

Note 8 Stock Option Plans, page F-22

6. We note your response to comment 32 from our letter dated May 11, 2011. Please clarify in detail and enumerate the factors contributing to the approximately 100% increase in fair value between the April 2011 grant valued at $0.51 per share and your own current estimated range for the IPO of $1.00 and $1.20 per share.

7. For instruments granted in December 2010 and April 2011, please revise the MD&A to discuss each significant factor contributing to the difference between the fair values determined for the reassessed December 2010 and the April 2011 issuances. Consistent with your response to our prior comment 32, this reconciliation should describe significant intervening events within the company and changes in valuations and assumptions as well as weighting and selection of valuation methodology employed that explain the changes in the fair value of your common stock initially between the December 2010 and April 2011 grants and, eventually, up to the filing of the registration statement with the estimated IPO price.

You may contact Joe Cascarano, accountant, at (202) 551-3376 or Ivette Leon, assistant chief accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Jorge del Calvo, Esq.